# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FAT Brands, Inc., CIK 0001705012
CUSIP: 30258N105
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 9720 Wilshire Blvd., Suite 500, Beverly Hills, California (CA), 90212
Date of event which requires filing of this statement: 11/16/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001212542
Persons authorized to receive notices and communications: Steven Cohen, Kane Kessler, P.C., 600 3rd Avenue, 35th Floor, New York, New York (NY), 10016, (212) 519-5115

## Reporting persons
- Gregory Fortunoff (CIK 0001212542): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 160,000; sole dispositive power 0; shared dispositive power 160,000; aggregate amount beneficially owned 160,000 (0.96% of the class)
- Scott Fortunoff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value
Name of issuer: FAT Brands, Inc.
Address of issuer's principal executive offices: 9720 Wilshire Blvd., Suite 500, Beverly Hills, California (CA), 90212
Comment: This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends and supplements the Schedule 13D filed on November 11, 2019, as amended and supplemented through the date of this Amendment No. 4 (the Schedule 13D"), by the Reporting Persons, relating to the Class A Common Stock, $0.0001 par value, (the "Common Stock"), of Fat Brands, Inc. (the "Issuer"). Capitalized terms not defined in this Amendment No. 4 shall have the meaning ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 4 is filed on behalf of Gregory Fortunoff and Scott Fortunoff.
Residence or business address: The business address of the Reporting Persons is 148 West 37th Street, 11th Floor, New York, New York 10018.
Present principal occupation or employment: The principal occupation of each of the Reporting Persons is serving as an executive officer at Jaftex Corporation.
Criminal convictions in the last five years: The Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.
Citizenship: Each of the Reporting Persons is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities of the Issuer purchased by Gregory Fortunoff were purchased with working capital in open market purchases and acquired with funds of approximately $336,000 (including brokerage commissions).

As of the date hereof, Scott Fortunoff does not beneficially own any securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages used in this Schedule 13D are based upon 16,668,520 shares of Common Stock outstanding as of October 31, 2025, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on November 13, 2025.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.

As of the date hereof, Gregory Fortunoff may be deemed to beneficially own 160,000 shares of Common Stock beneficially owned by his wife, constituting approximately 0.96% of the outstanding shares of Common Stock.
As of the date hereof, Scott Fortunoff does not beneficially own any shares of Common Stock.
Transactions in the class effected during the past sixty days: The transactions in securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of November 16, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Transactions in Securities of the Issuer

## Signatures
- Gregory Fortunoff: /s/ Gregory Fortunoff, Gregory Fortunoff, Individually (12/11/2025)
- Scott Fortunoff: /s/ Scott Fortunoff, Scott Fortunoff, Individually (12/11/2025)